EXHIBIT 7.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: May 9, 2011

LEE-UNIVERSAL HOLDINGS, LLC

By:	/s/ Joseph Rotberg
Name: Joseph Rotberg
Title: Chief Financial Officer

/s/ Thomas H. Lee
Thomas H. Lee